BRF’S NET REVENUE REACHES R$ 7.8 BILLION IN 1Q17

In the period, the EBITDA margin of 6.5 % remained stable as compared to 4Q16

São Paulo, 11 May 2017 - BRF has recorded net operational revenue of R$ 7.8 billions. The EBITDA margin of the period remains stable at 6.5% as compared to the fourth quarter of

2016, totaling R$ 506 millions. The gross profit recorded in the period was R$ 1.5 billion and the gross margin 18.6%.

The period was marked by BRF’s redirecting movement and the evolution of its organizational structures, which aim to create a more integrated and transversal management model. The company is reviewing the mandates of all areas in order to make them clearer and more structured. Moreover, it is also implementing a robust management control with real time information, already in progress.

For the first time since the end of 2015, BRF presented in the Brazilian market an annual growth in processed products volumes. It closed the quarter with an EBITDA margin of 14.7%, which was 3.7 percentage points above the reported in the fourth quarter of 2016 and 1.0 percentage point above 2016.

If we were to exclude the seasonal effect of seasonal products in 4Q16, the sequential growth of processed products volumes would be of +4.4%. If we analyze the main channels, both Key Account and Traditional channels had a larger annual growth, at 7.5% and 6.0% respectively.

In the international market, the current outlook remains challenging. Besides the high level of inventories in general, we had an exchange rate appreciation of almost 20% compared to last year. Additionally, sales still carry a high cost of production due to last year´s cost of grains

At the end of the quarter, we also had some markets temporarily closed. Even so, in the Gulf region (Middle East), we experienced a significant improvement in market share, with an increase of 4.4. p.p. in comparison to last year, growing in major markets like Saudi Arabia and in categories such as griller, processed meat and chicken cuts.

Notwhitstanding, the company was also affected by Operation Weak Flesh and this requested even more focus, discipline and engagement of all our employees. The company reacted fast and adopted measures to clarify facts, showing transparency and agility on its communication with its stakeholders, as well as cooperating with the responsible authorities.

Lastly, we keep highly commited and confident about the strenght of BRF, the quality of our products and brands, the strategy we have pursued in the last years,  and the reversion of the results.

About BRF

BRF is one of the largest food companies in the world, with more than 30 brands in its portfolio, including Sadia, Perdigão, Qualy, Paty, Dánica, Bocatti, and Vienissima. Products of BRF are present in more than 150 countries in five continents. The company has more than 105,000 employees in 54 facilities in seven countries (Argentina, Brazil, Emirates dos Árabes Unidos, Holanda, Malásia, Reino Unido e Tailândia).